02053349

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 12/3

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/01 (MM/DD/YY) AND ENDING 09/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Macquarie Corporate Finance (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Fifth Avenue, 20th Floor
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Wendy Adams (212) 548-6525
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 2 4 2002
THOMSON FINANCIAL

NOV 29 2002 WASH, D.C. 180 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Wendy Adams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Corporate Finance (USA) Inc., as of 30-Sep-02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Adams

Signature

Sec / Treasurer

Title

Notary Public

GEORGE L. BISCHOF
Notary Public, State of New York
No. 02BI6069511
Qualified in Westchester County
Commission Expires Feb. 4, 2006

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditors report on internal accounting control
- [X] (p) Statement of cash flows

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Macquarie Corporate Finance (USA) Inc.

Statement of Financial Condition
September 30, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Macquarie Corporate Finance (USA) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Corporate Finance (USA) Inc. (the "Company") at September 30, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Macquarie Corporate Finance (USA) Inc. is a member of a group of affiliated companies and, as disclosed in the notes to statement of financial condition, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP

November 26, 2002

Macquarie Corporate Finance (USA) Inc.
Statement of Financial Condition
September 30, 2002

Assets	
Cash	$ 7,797,449
Intercompany receivable	1,811,109
Tax receivable	3,718,088
Deferred tax asset	680,000
Other assets	974,488
Total assets	$ 14,981,134
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	$ 4,653,173
Intercompany payables	270,604
Total liabilities	4,923,777
Stockholder's equity	
Common stock - $.01 par value - 50,000,000 shares authorized; 8,500,000 shares issued and outstanding	85,000
Additional paid-in capital	8,415,000
Retained earnings	1,557,357
Total stockholder's equity	10,057,357
Total liabilities and stockholder's equity	$ 14,981,134

The accompanying notes are an integral part of this statement of financial condition.

1. Organization and Description of the Business

Macquarie Corporate Finance (USA) Inc. (the "Company") is a wholly owned subsidiary of Macquarie Bank Limited (the "Parent"), a publicly held company based in Sydney, Australia. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. In conjunction with the Parent and other affiliates, the Company participates in arranging joint structured financing projects originated by the Parent on behalf of independent third parties. The Company also participates in arranging structured financing projects independently of the Parent.

2. Summary of Significant Accounting Policies

Basis of presentation
The statement of financial condition of the Company have been prepared under the accrual method of accounting.

Fee income
The Company is allocated a portion of the revenue earned on joint structured financing projects. This allocation is determined on an individual project basis by the Parent and is based upon the estimated amount of time and costs incurred by each entity to complete a project. The Company also earns revenue from structured financing projects independently of the Parent.

Income taxes
The Company files separate income tax returns for federal, state and local taxes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Net deferred tax assets, whose realization is dependent on taxable earnings of future years, are recognized immediately unless it is more likely than not that the tax benefits will not actually be realized.

Use of estimates
The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. Related Party Transactions

At September 30, 2002, the intercompany receivable of $1,811,109 represents amounts due from the Parent relating to the Company's participation in the structured financing projects.

The Company has an employee leasing arrangement with an affiliated entity. In addition, affiliated entities pay certain expenses on behalf of the Company which are reimbursed. Included in intercompany payables on the statement of financial condition is $258,124 related to expenses paid by affiliated entities on behalf of the Company.

At year end the Parent committed additional funding of $12,000,000 in the form of capital to the company. As at September 30, 2002, $2,000,000 of this commitment has been drawn down by the Company. The remaining $10,000,000 may be drawn down by the Company at any time.

During the course of the year, the Company sold its Investment in MP Fund to a related entity at a cost of $2,370,770. No related gain or loss was recognized in the statement of operations for the year ended September 30, 2002 as the investment was carried at cost which approximated market value.

4. Income Taxes

The deferred tax asset of $680,000 results primarily from accrued professional fees. No deferred tax asset valuation allowance has been established for federal purposes in accordance with the realization criteria established by Statement of Financial Accounting Standards No.109 "Accounting for Income Taxes" as management believes it is more likely than not that the deferred tax asset will be realized.

The tax receivable of $3,718,088 results from the current year net operating loss incurred by the Company which is eligible for net operating loss ("NOL") carry back refunds under U.S. Federal tax rules and tax payments made by the Company.

The Company has a NOL carry forward for New York State purposes in the amount of $9,437,291 which expires in 2022. This NOL gives rise to a deferred tax asset of $883,331 and a related valuation allowance on the basis that the Company may not be in a position to realize the value of this asset in future periods. The Company has a deferred tax asset of $187,200 generated by New York State tax related temporary differences and a related valuation allowance on the basis that the Company may not be in a position to utilize the tax deduction for New York State tax purposes when such temporary differences reverse. In addition to the above, the Company has a deferred tax asset of $180,000 generated by New York City tax related temporary differences and a related valuation allowance on the basis that the Company may not be in a position to utilize the tax deduction for New York City tax purposes when such temporary differences reverse.

The difference between the expected income tax expense calculated at the U.S. statutory income tax rate and the Company's income tax expense as shown above is due to state and local taxes and changes in deferred tax benefits.

5. Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accruals) approximates their carrying value, as such financial instruments are short-term in nature.

6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, the Company had net capital of $2,873,672 which was $2,545,421 in excess of its required net capital of $328,251. The Company's ratio of aggregate indebtedness to net capital was 1.71 to 1.

7. Subsequent Event

The Company, together with its affiliate, Macquarie Equities (USA) Inc. ("MEUS"), has filed an Application for Continuance in Membership with the National Association of Securities Dealers, Inc. ("NASD"). The Company plans to transfer its business activities for which broker-dealer registration is required, together with its associated persons, to MEUS. Upon NASD approval of the application, the Company will withdraw its registration as a NASD member firm and as a SEC registered broker-dealer. After such withdrawal of its registration as a regulated broker-dealer, the Company will continue as a corporate entity.